DETERMINATION REGARDING ADVANCE NOTICE

The Company has determined that any requirement to provide advance notice to directors and executive officers of the blackout period on certain transactions involving the SunEdison Stock Fund (the “Stock Fund”) in the SunEdison Retirement Savings Plan (the “Plan”) is inapplicable. The blackout period was required to be imposed without advance notice to Plan participants to avoid violating the exclusive purpose and prudence rules of Section 404(a) of the Employee Retirement Income Security Act of 1974, and because of the unforeseeable delay of SunEdison, Inc. in filing its annual report which was beyond the reasonable control of the Plan administrator. Accordingly, advance notice of the blackout to the directors and executive officers was not possible.

SUNEDISON, INC.
Date:	March 24, 2016	By:	/s/ Martin H. Truong
Name: Martin H. Truong Title: General Counsel

IMPORTANT NOTICE TO DIRECTORS AND EXECUTIVE OFFICERS CONCERNING A LIMITATION ON TRADING COMPANY SECURITIES

March 24, 2016

As you may know, a blackout period has been imposed on transactions involving the SunEdison Stock Fund (the “Stock Fund”) in the SunEdison Retirement Savings Plan (the “Plan”). This blackout period, described in more detail below, was imposed because of the announced delay of SunEdison, Inc. (the “Company”) in filing its annual report on Form 10-K with the Securities and Exchange Commission.

During the blackout period, Plan participants will temporarily be unable to invest contributions to the Plan in the Stock Fund and will temporarily be unable to transfer any amount from any other investment option into the Stock Fund. Participants will continue to be able to transfer amounts out of the Stock Fund to another investment option.

The blackout period on investments in the Stock Fund will continue until the Company has filed the annual report and is current in its required SEC filings. Participants will be notified when the blackout period has ended or may call Transamerica Retirement Solutions at 1-800-755-5801 or at sunedison.trsretire.com to determine whether the blackout continues in effect.

During the blackout period, directors and executive officers of the Company may not directly or indirectly purchase, sell or otherwise acquire or transfer any of the equity securities of the Company that they have acquired in connection with service to the Company. Equity securities are defined broadly to include options and other derivatives. If you engage in a transaction in violation of these rules, you may be required to disgorge any profits from the transaction and there may be civil and criminal penalties.

There may be certain exemptions; however, you should contact Martin Truong, General Counsel, or Ulric Lewen, Assistant General Counsel, before engaging in any transaction involving Company stock or derivatives during the blackout period.